SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]. For the fiscal year ended December 31, 2002.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from to .

Commission File Number 000-50303

      A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

      B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48167

Independent Auditors’ Report
Statements of Assets Available for Benefits as of December 31, 2002 and 2001
Statements of Changes in Assets Available for Benefits for the years ended December 31, 2002 and 2001
Notes to Financial Statements
1 Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EX-99.1 Certification of Kurt M. Suckow
EX-99.2 Certification of James A. Yost

CONTENTS

Financial statements

Independent Auditors’ Report

Statements of Assets Available for Plan Benefits as of December 31, 2002 and 2001

Statements of Changes in Assets Available for Plan Benefits for the year ended December 31, 2002 and 2001

Notes to Financial Statements

Exhibits

Exhibit 99.1 –	Certification of Kurt M. Suckow, Plan Administrator.

Exhibit 99.2 –	Certification of James A. Yost, Vice President, Finance and Chief Financial Officer, Hayes Lemmerz International, Inc.

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

All other schedules required to be filed in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and, accordingly, have been omitted.

Independent Auditors’ Report

To the Retirement Committee of the
     Hayes Lemmerz International, Inc.
     Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Hayes Lemmerz International, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 20, 2003
Detroit, Michigan

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value:
American Century Brokerage	$2,075	14,202
American Century Equity Income Fund	10,506,280	10,986,186
American Century Income & Growth Fund	5,138,437	6,615,940
American Century International Growth Fund	8,536,413	10,706,653
American Century Stable Asset Fund	50,360,079	45,867,816
American Century Strategic Allocation Fund: Conservative	6,914,244	5,186,584
American Century Strategic Allocation Fund: Moderate	13,040,235	14,349,624
American Century Strategic Allocation Fund: Aggressive	4,551,390	5,029,658
American Century Ultra Investors Fund	—	82
American Century Ultra Fund	32,855,013	40,702,802
Barclays Equity Index Fund	35,072,527	46,335,634
Hayes Lemmerz International, Inc. common stock	525,452	914,371
J.P. Morgan Institutional SmartIndex Fund	515,338	435,560
PIMCO Total Return Fund	10,294,939	6,815,676
Participant loans	15,297,376	17,162,077

Total investments	193,609,798	211,122,865
Contributions receivable:
Employer	140,709	639,750
Employee	77,689	393,017

Assets available for plan benefits	$193,828,196	212,155,632

See accompanying notes to financial statements.

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions:
Investment income (loss):
Interest and dividends	$5,357,119	5,787,125
Net realized and unrealized depreciation in fair value of investments	(27,143,847)	(30,968,487)

Total investment loss	(21,786,728)	(25,181,362)
Contributions:
Employer	16,620,248	17,564,747
Employee	10,887,369	12,303,299
Rollover	685,356	749,636

Total contributions	28,192,973	30,617,682

Total additions	6,406,245	5,436,320

Deductions:
Benefit payments	24,648,515	26,464,203
Other	85,166	181,150

Total deductions	24,733,681	26,645,353

Net decrease	(18,327,436)	(21,209,033)
Assets available for plan benefits:
Beginning of year	212,155,632	233,364,665

End of year	$193,828,196	212,155,632

See accompanying notes to financial statements.

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The Hayes Lemmerz International, Inc. Retirement Savings Plan (the Plan) was established effective January 1, 1993. The Plan has been amended from time to time since that date and was restated as of January 1, 2000. The Plan is a contributory defined contribution plan designed to provide eligible hourly and salaried employees of participating plants, divisions, or subsidiaries of Hayes Lemmerz International, Inc. (the Company) with a vehicle to systematically save funds for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following is a brief description of the Plan based on the restated plan agreement dated January 1, 2000. Participants should refer to the Plan agreement for more complete information.

(a)	Salary and Hourly Nonrepresented Employees at the Following Locations: Akron, Berea, Bristol, Dallas RTC, Ferndale, Gainesville, Homer, Howell, Huntington (Salary Only), LaMirada (Salary Only), Northville, Nuevo Laredo, and Somerset

Eligibility

Employees not covered under a Company-sponsored pension plan are eligible to participate in the Plan. Employees are eligible on the first day of the month following 30 days of full-time employment.

Participant Contributions

A participant may elect to make a basic deferred contribution of between 1% and 30% of their compensation, subject to certain limitations as specified by the Internal Revenue Service (IRS). The participant may elect the percentage of their contribution to be allocated to each investment fund.

Employer Contributions

Employer contributions consist of matching contributions, retirement contributions, unused vacation contributions, and retiree medical contributions. The matching contribution is $1.00 for each dollar of the participant’s deferred contribution made, limited to an amount equal to 2% of the participant’s compensation. The retirement contribution equals 5% of compensation until the participant’s year-to-date compensation reaches the Social Security taxable wage base. After reaching the taxable wage base, the contribution equals 8% of compensation. For participants who do not use an eligible fifth week of vacation, one week’s pay is contributed to the Plan. The retiree medical contribution represents an additional employer matching contribution of up to 2% of the participant’s compensation. Participants may elect the percentage of the employer contribution to be allocated to each investment fund.

(Continued)

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Vesting

Participants are fully vested in their basic deferred contributions at all times. Additionally, participants became fully vested in all employer contributions as of January 1, 1999 and will continue to be fully vested in the employer matching contribution and retiree medical contribution thereafter. Employer unused vacation contribution and retirement contribution for participants with a hire date of January 1, 2000 or later will follow a five-year cliff vesting schedule.

(b)	Salary and Hourly Nonrepresented Employees at the Following Locations: Au Gres, Bowling Green, Cadillac, LaMirada (Hourly Only), Montague, Montague-PCA, Petersburg, Southfield, and Wabash

Eligibility

Employees not covered under a Company-sponsored pension plan are eligible to participate in the Plan. Employees are eligible on the first day of the month following 90 days of full-time employment.

Participant Contributions

A participant may elect to make a basic deferred contribution of between 1% and 30% of their compensation, subject to certain limitations as specified by the IRS. The participant may elect the percentage of their contribution to be allocated to each investment fund.

Employer Contributions

Employer contributions consist of matching contributions, retirement contributions, unused vacation contributions, and retiree medical contributions. The matching contribution is $1.00 for each dollar of the participant’s deferred contribution made, limited to an amount equal to 2% of the participant’s compensation. The retirement contribution equals 5% of compensation until the participant’s year-to-date compensation reaches the Social Security taxable wage base. After reaching the taxable wage base, the contribution equals 8% of compensation. For participants who do not use an eligible fifth week of vacation, one week’s pay is contributed to the Plan. The retiree medical contribution represents an additional employer matching contribution of up to 2% of the participant’s compensation. The participants may elect the percentage of the employer contribution to be allocated to each investment fund.

Vesting

Participants are fully vested in their basic deferred contributions at all times. Additionally, participants became fully vested in all employer contributions as of January 1, 1999 and will continue to be fully vested in the employer matching contribution and retiree medical contribution thereafter. Employer unused vacation contribution and retirement contribution for participants with a hire date of January 1, 2000 or later will follow a five-year cliff vesting schedule.

(Continued)

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Represented Employees at Howell and Romulus, Michigan

Eligibility

Hourly employees represented by a bargaining unit of the Howell plant are eligible to participate in the Plan after 90 days of service. Hourly and salaried employees represented by a bargaining unit of the former Romulus plant are eligible to participate in the Plan after 90 days of service.

Participant Contributions

Participants of both plants may elect to make a tax-deferred contribution of 1% to 15% of their compensation up to an annual maximum specified by the IRS. The participant may also elect the percentage of their contribution to be allocated to each fund.

Employer Contributions

Only employee contributions are allowed under the Plan agreement for Romulus.

Employer contributions for the represented participants at the Howell facility are eligible for company matching contributions and retirement contributions. Participant contributions are matched $0.50 per dollar of the first 2% of compensation contributed and $0.25 per dollar for the next 2% of compensation contributed. The retirement contribution is equal to 3% of the number of hours worked in the plant by the participant, multiplied by his basic hourly rate.

Vesting

Participants are fully vested in their participant contributions. Vesting of employer contributions is based on years of eligible service as follows:

Years of	Percentage
eligible service	vested

Less than 3	0%
3 but less than 4	30
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

(d)	Salary and Hourly Nonrepresented Employees at the Following Locations: Sedalia and Huntington (Hourly Only)

Eligibility

Employees not covered under a Company-sponsored pension plan are eligible to participate in the Plan. Employees are eligible on the first day of the month following 30 days of full-time employment.

(Continued)

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participant Contributions

A participant may elect to make a basic deferred contribution of between 1% and 30% of their compensation, subject to certain limitations as specified by the IRS. The participant may elect the percentage of their contribution to be allocated to each investment fund.

Employer Contributions

Employer contributions consist of matching contributions, retirement contributions, unused vacation contributions, and retiree medical contributions. The matching contribution is $1.00 for each dollar of the participant’s deferred contribution made, limited to an amount equal to 2% of the participant’s compensation. The retirement contribution equals 5% of compensation until the participant’s year-to-date compensation reaches the Social Security taxable wage base. After reaching the taxable wage base, the contribution equals 8% of compensation. For participants who do not use an eligible fifth week of vacation, one week’s pay is contributed to the Plan. The retiree medical contribution represents an additional employer matching contribution of up to 2% of the participant’s compensation. The participants may elect the percentage of the employer contribution to be allocated to each investment fund.

A participant is eligible for the retirement contribution only after completing one year of service with the Company.

Vesting

Participants are fully vested in their basic deferred contributions at all times. Additionally, participants became fully vested in all employer contributions as of January 1, 1999 and will continue to be fully vested in the employer matching contribution and retiree medical contribution thereafter. Employer unused vacation contribution and retirement contribution for participants with a hire date of January 1, 2000 or later will follow a five-year cliff vesting schedule.

(e)	All Locations

Plan Benefits

Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of their account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. All benefits are payable in lump sum.

Loans

Participants may borrow up to the lesser of $50,000 or 50% of the vested portion of their account at a market rate. When a loan is made, the participant’s investment fund assets are decreased on a pro rata basis and the loan receivable is reflected in the Loan Fund. Loan repayments are redeposited into the participant’s accounts based on current election directives. Participants may have up to two loans outstanding at any one time.

(Continued)

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Forfeitures

Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service — unless the nonvested balance is greater than $5,000, in which case they would become a forfeiture after a five-year break in service — and are used to reduce future employer contributions.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of plan earnings. Allocations are computed at the end of each calendar quarter, based on the participant’s account balance.

Administrative Expenses

The Company pays certain administrative expenses associated with the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting such that all income, benefits, and expenses are recognized in the period to which they relate.

(b)	Valuation of Investments

Investments in all common trust funds and mutual funds are stated at their aggregate fair value, based upon quoted market prices of the underlying investments within the funds. Investments in Hayes Lemmerz International, Inc. common stock are valued based on the quoted market price. Unrealized and realized gains or losses are reflected currently in the statement of changes in assets available for plan benefits. Purchases and sales of fund units or securities are recorded on a trade-date basis.

(c)	Forfeited Accounts

Forfeitures represent the balance of nonvested employer contributions of terminated employees. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $954,866 and $280,689, respectively. These accounts are used to reduce future employer contributions.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investment Funds

Participants direct their accounts to be invested in various investment funds. American Century Securities, Inc. (American Century), as trustee, maintains the funds under the Plan.

(4)	Tax Status

The IRS, in a letter dated December 18, 2002, determined that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (Code) and is exempt from Federal income tax under Section 501(a) of the Code.

(5)	Termination of the Plan

The Company has reserved the right to terminate or amend the Plan at any time. In the event of complete or partial termination of the Plan, participants become 100% vested in their accounts, and the balance in the participant’s account will be distributed at the discretion of the committee which administers the Plan.

(6)	Related Party Transactions

American Century serves as the Plan’s record keeper and trustee. The Plan has invested $131,904,167 and $139,459,547 of assets in American Century-sponsored funds at December 31, 2002 and 2001, respectively. The Plan holds investments in the Company’s common stock. At December 31, 2002 and 2001, the Plan had invested $525,452 and $914,371, respectively, in the Company’s common stock.

(7)	Subsequent Events

On June 3, 2003, Hayes Lemmerz International, Inc. emerged from Chapter 11 bankruptcy proceedings pursuant to the Plan of Reorganization of Hayes Lemmerz International, Inc. filed with the United States Bankruptcy Court for the District of Delaware on April 9, 2003, which was confirmed by the Bankruptcy Court on May 12, 2003. Pursuant to the Plan of Reorganization, all of the issued and outstanding shares of common stock of Hayes Lemmerz International, Inc. were cancelled. The 2,889,712 shares of Hayes Lemmerz International, Inc. common stock held by the plan have a subsequent fair value of $0.

Schedule 1

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest,	Current	Number of
lessor, or similar party	collateral, par, or maturity value	value	shares

American Century Securities, Inc.*	Brokerage	$2,075	2,075
American Century Securities, Inc.*	Equity Income Fund	10,506,280	1,608,925
American Century Securities, Inc.*	Income & Growth Fund	5,138,437	236,359
American Century Securities, Inc.*	International Growth Fund	8,536,413	1,337,996
American Century Securities, Inc.*	Stable Asset Fund	50,360,079	50,360,079
American Century Securities, Inc.*	Strategic Allocation Fund: Conservative	6,914,244	1,425,617
American Century Securities, Inc *	Strategic Allocation Fund: Moderate	13,040,235	2,483,854
American Century Securities, Inc.*	Strategic Allocation Fund: Aggressive	4,551,390	827,525
American Century Securities, Inc.*	Ultra Fund	32,855,013	1,541,042
Barclays	Equity Index Fund	35,072,527	4,765,289
Hayes Lemmerz International, Inc.*	Common stock	525,452	2,889,712
J.P. Morgan	Institutional SmartIndex Fund	515,338	50,082
PIMCO	Total Return Fund	10,294,939	964,849
Plan participants	Participant loans, bearing interest
	(4.25% to 10.50%), maturing 2003 to 2008	15,297,376	3,465

		$193,609,798

*Denotes a party-in-interest.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been duly signed on behalf of the Plan by the undersigned, thereunto duly authorized.

HAYES LEMMERZ INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

By:	/s/ KURT M. SUCKOW

Kurt M. Suckow
Plan Administrator

Date: June 30, 2003

11-K EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-99.1	Certification of Kurt M. Suckow, Plan Administrator

EX-99.2	Certification of James A. Yost, Vice President, Finance and Chief Financial Officer, Hayes Lemmerz International, Inc.